Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)
	For the three months ended June 30, 2004	For the six months ended June 30, 2004	For the years ended December 31,

			2003	2002	2001	2000	1999

Earnings before fixed charges:
Add:
Income from continuing operations (a)	$18,846	$32,355	$84,975	$57,518	$28,245	$48,250	$29,755
Fixed charges – per below	13,121	26,702	62,407	69,881	76,558	77,535	73,584
Less:
Income from equity method investments not distributed	(126)	(126)	—	—	—	(2,961)	—
Capitalized interest	(595)	(991)	(1,503)	(2,949)	(5,178)	(8,182)	(2,100)

Earnings before fixed charges	$31,246	$57,940	$145,879	$124,450	$99,625	$114,642	$101,239

Fixed charges:
Interest expense (including amortization)	$11,948	$24,052	$57,835	$63,522	$67,496	$64,746	$69,800
Capitalized interest	595	991	1,503	2,949	5,178	8,182	2,100
Proportionate share of interest for unconsolidated subsidiaries	578	1,659	3,069	3,410	3,884	4,607	1,684

Total Fixed Charges	$13,121	$26,702	$62,407	$69,881	$76,558	$77,535	$73,584

Ratio of earnings to fixed charges	2.38	2.17	2.34	1.78	1.30	1.48	1.38

(a)	Amounts for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been reclassified to present properties identified as held for sale consistent with the presentation for the period ended June 30, 2004. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.